UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER:	000-53089
CUSIP NUMBER:	40416H 106

(Check One):	[ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [X ] Form 10-Q [ ] Form 10-D [ ] Form N-SAR [ ] Form N-CSR

	For Period Ended:	June 30, 2016

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

PART I - REGISTRANT INFORMATION

HCi Viocare
Full Name of Registrant

Former Name if Applicable

Kintyre House, 209 Govan Road
Address of Principal Executive Office (Street and Number)

Glasgow, Scotland, UK G51 1HJ
City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

[X]	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
[X]	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Form 10-Q for the six months ended June 30, 2016 will not be submitted by the deadline due to a situation where the workload exceeds available personnel.     We were not able to complete all of the financial information required to allow sufficient time for our independent auditors to be able to finalize their review and provide their consent by the filing deadline of August 15, 2016.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Sotirios Leontaritis	44 141	370-0321
	(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).

Yes [X] No [ ]

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Yes [ X ] No []
 We have incurred losses since inception. We generated $188,937 in revenues from operations and $79,369 in cost of goods sold for the six months ended June 30, 2016, compared to $37,209 in revenue and $13,290 in costs of goods sold for the six month periods ended June 30, 2015.  Operating expenses for the six months ended June 30, 2016 were $1,875,433, compared to $6,080,601 for the six months ended June 30, 2015.

Our operating expenses decreased by $4,205,168 to $1,875,433 in 2016 compared to $6,080,601 in operating expenses in 2015, A decrease of approximately 70%. The substantial decrease in research and development by $4,918,666 from $5,122,601 (2015) to $203,935 (2016) is predominantly related to the issuance of 7,000,000 shares of common stock to our CTO Christos Kapatos valued at fair market value on issuance totaling $4,550,000 during the three months ended June 30, 2015, wiht no similar exepense in the 6 motnhs ended June 30, 2016. However, consultancy fees increased substantially from $83,643 (2015) to $795,784 predominanty as a result of the issuance of 550,000 shares to various parties under consulting agreements valued at $465,250, with no comparative expenses in the prior period ended June 30, 2015.

Due to the decrease in operating expenses, our loss from operations decreased during six months ended June 30, 2016 by $4,290,817, to $1,765,865 compared to $6,056,682 during six months ended June 30, 2015, a decrease of approximately 70%.

During the six months ended June 30, 2016, we also recorded a substantive decrease to interest from $375,592 (2015) to $3,688 (2016). During the six months ended June 30, 2015, we recorded a substantive loss on debt settlement of $1,804,704 with no comparative amount in the same period ended June 30, 2016.

Our net loss for the six months ended June 30, 2016 was $1,755,497 as compared to a net loss of $8,237,189 for the same period ended June 30, 2015.

HCi Viocare
Name of Registrant as Specified in Charter

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	August 15, 2016	By:	/s/ Sotirios Leontaritis
		Name:	Sotirios Leontaritis
		Title:	President, Chief Executive Officer, Chief Financial Officer, Treasurer, and Director

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).